UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

EQM Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885B 100

(CUSIP Number)

Kirk R. Oliver

2200 Energy Drive

Canonsburg, Pennsylvania 15317

Telephone: (724) 271-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 26885B 100	Page 1 of 7 pages

1	Names of Reporting Persons EQUITRANS GATHERING HOLDINGS, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 89,595,152
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 89,595,152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 89,595,152
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.7%
14	Type of Reporting Person OO (Limited Liability Company)

13D

CUSIP No. 26885B 100	Page 2 of 7 pages

1	Names of Reporting Persons EQUITRANS MIDSTREAM HOLDINGS, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 27,650,303
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,650,303

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,650,303
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.8%
14	Type of Reporting Person OO (Limited Liability Company)

13D

CUSIP No. 26885B 100	Page 3 of 7 pages

1	Names of Reporting Persons EQM LP CORPORATION
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 83,212,175
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 83,212,175

11	Aggregate Amount Beneficially Owned by Each Reporting Person 83,212,175
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.5%
14	Type of Reporting Person CO

13D

CUSIP No. 26885B 100	Page 4 of 7 pages

1	Names of Reporting Persons EQUITRANS MIDSTREAM CORPORATION
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 200,457,630
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 200,457,630

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200,457,630
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

13D

CUSIP No. 26885B 100	Page 5 of 7 pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (Amendment No. 5) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the SEC) on November 14, 2018, as amended to date (the Schedule 13D), relating to common units representing limited partner interests (Common Units) in EQM Midstream Partners, LP, a Delaware limited partnership (the Issuer). Capitalized terms used in this Amendment No. 5 and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The total consideration paid for the Common Units in connection with the EQM Merger was valued at approximately $1.8 billion (based on the closing price of ETRN’s Common Stock on June 16, 2020) and consisted of the issuance of shares of ETRN Common Stock in exchange for all outstanding Common Units of the Issuer other than the Common Units owned by ETRN and its subsidiaries. Each outstanding EQM Common Unit unit not owned by ETRN or its subsidiaries was converted into the right to receive, subject to any applicable withholding tax, 2.44 shares of ETRN Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

On June 17, 2020, pursuant to the EQM Merger Agreement, EQM Merger Sub merged with and into the Issuer, with the Issuer continuing and surviving as an indirect, wholly owned subsidiary of ETRN. Pursuant to the terms of the EQM Merger Agreement, each outstanding Common Unit (other than Common Units owned by ETRN and its subsidiaries) was converted into the right to receive, subject to any applicable withholding tax, 2.44 shares of ETRN Common Stock. As a result, the Reporting Persons collectively are the beneficial owners of all Common Units of the Issuer.

Following the consummation of the transactions contemplated by the EQM Merger Agreement, the Issuer’s Common Units ceased to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of following the consummation of the transactions contemplated by the Merger Agreement.

13D

CUSIP No. 26885B 100	Page 6 of 7 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Equitrans Gathering Holdings, LLC	89,595,152	44.7%	0	89,595,152	0	89,595,152
Equitrans Midstream Holdings, LLC	27,650,303	13.8%	0	27,650,303	0	27,650,303
EQM LP Corporation	83,212,175	41.5%	0	83,212,175	0	83,212,175
Equitrans Midstream Corporation	200,457,630	100%	0	200,457,630	0	200,457,630

ETRN, as the sole member of each of Gathering Holdings, EMH and EQM LP, may be deemed to beneficially own the Common Units beneficially owned by each of Gathering Holdings, EMH and EQM LP.

(c)

Except as described in Item 4, during the past 60 days none of the Reporting Persons nor, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units.

(d)	None.

(e)	Not applicable.

13D

CUSIP No. 26885B 100	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 17, 2020

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQM LP CORPORATION

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer